UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 48)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Daniel Stencel

LED Holdings, LLC

c\o Pegasus Capital Advisors, L.P.

99 River Road

Cos Cob, CT 06807

(203) 869-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224G103

(1)	Names of reporting persons LED HOLDINGS, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 20,972,495
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 20,972,495
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 20,972,495
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.6% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 217,787,020 shares of common stock outstanding as of January 24, 2017, according to information provided by Lighting Science Group Corporation (the “Issuer”).

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV (AIV) LED, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,828
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,828
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,828
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 70.8% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 217,787,020 shares of common stock outstanding as of January 24, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS PARTNERS IV (AIV), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,828
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,828
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,828
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 70.8% (1)
(14)	Type of reporting person (see instructions) PN

(1)	Based on 217,787,020 shares of common stock outstanding as of January 24, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV LED, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,828
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,828
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,828
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 70.8% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 217,787,020 shares of common stock outstanding as of January 24, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS PARTNERS IV, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 263,894,242 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 263,894,242 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 263,894,242 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 82.0% (1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, and a warrant to purchase 14,777,932 shares of common stock.
(2)	Based on 217,787,020 shares of common stock outstanding as of January 24, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons LSGC HOLDINGS LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,828
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,828
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,828
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 70.8% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 217,787,020 shares of common stock outstanding as of January 24, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons: LSGC HOLDINGS II LLC
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☒
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 92,056,785 (1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 92,056,785 (1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 92,056,785 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 30.0% (1)(2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 217,787,020 shares of common stock outstanding as of January 24, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons LSGC HOLDINGS III LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 313,435,940 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 313,435,940 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 313,435,940 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 59.1% (1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 57,779 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, common stock issuable upon the conversion of 94,000 shares of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock and 57,779 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 217,787,020 shares of common stock outstanding as of January 24, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons LSGC HOLDINGS IIIA, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 47,368,422 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 47,368,422 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 47,368,422 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.9% (1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock.
(2)	Based on 217,787,020 shares of common stock outstanding as of January 24, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons: PCA LSG HOLDINGS, LLC
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only: ☐
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☒
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 52,217,318 (1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 52,217,318 (1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 52,217,318 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 19.4% (1)(2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes common stock issuable upon the conversion of 18,316 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 8,500 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 8,500 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 217,787,020 shares of common stock outstanding as of January 24, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 263,894,242 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 263,894,242 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 263,894,242 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 82.0% (1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, and a warrant to purchase 14,777,932 shares of common stock.
(2)	Based on 217,787,020 shares of common stock outstanding as of January 24, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS CAPITAL PARTNERS IV, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 5,000,000
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 5,000,000
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 5,000,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.2% (1)
(14)	Type of reporting person (see instructions) PN

(1)	Includes a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners IV, L.P.
(2)	Based on 217,787,020 shares of common stock outstanding as of January 24, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV GP, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 268,894,242 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 268,894,242 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 268,894,242 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 82.3% (1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners IV, L.P, and a warrant to purchase 14,777,932 shares of common stock.
(2)	Based on 217,787,020 shares of common stock outstanding as of January 24, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS PARTNERS V, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 313,435,940 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 313,435,940 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 313,435,940 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 59.1% (1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 57,779 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, common stock issuable upon the exercise of options to purchase the conversion of 94,000 shares of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock and 57,779 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 217,787,020 shares of common stock outstanding as of January 24, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS V, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 313,435,940 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 313,435,940 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 313,435,940 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 59.1% (1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 57,779 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, common stock issuable upon the conversion of 94,000 shares of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock and 57,779 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 217,787,020 shares of common stock outstanding as of January 24, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS CAPITAL PARTNERS V, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 5,000,000
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 5,000,000
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 5,000,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.2% (1)
(14)	Type of reporting person (see instructions) PN

(1)	Includes a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners V, L.P.
(2)	Based on 217,787,020 shares of common stock outstanding as of January 24, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS V (GP), L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 318,435,940 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 318,435,940 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 318,435,940 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 59.4% (1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 57,779 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, common stock issuable upon the conversion of 94,000 shares of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock, 57,779 warrants at a ratio of approximately 2,650 shares of common stock for each warrant and a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners V, L.P.
(2)	Based on 217,787,020 shares of common stock outstanding as of January 24, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS CAPITAL, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Connecticut
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 639,547,501 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 639,547,501 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 639,547,501 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 92.0% (1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 33,893 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 85,936 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, common stock issuable upon the conversion of 94,000 shares of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock, 85,936 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners IV, L.P., a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners V, L.P, and a warrant to purchase 14,777,932 shares of common stock.
(2)	Based on 217,787,020 shares of common stock outstanding as of January 24, 2017, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons CRAIG COGUT
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 641,714,166 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 641,714,166 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 641,714,166 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 92.2% (1)(2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes options to purchase 992,723 shares of common stock issued to Pegasus Capital Advisors IV, L.P. related to director compensation in 2015. Includes common stock issuable upon the conversion of 33,893 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 85,936 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, common stock issuable upon the conversion of 94,000 shares of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock, 85,936 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners IV, L.P., a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners V, L.P, and a warrant to purchase 14,777,932 shares of common stock.

(2)	Based on 217,787,020 shares of common stock outstanding as of January 24, 2017, according to information provided by the Issuer.

Amendment No. 48 to Schedule 13D

This Amendment No. 48 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of LED Holdings, LLC (“LED Holdings”), Pegasus Capital Advisors, L.P. (“PCA”), Pegasus Capital Advisors GP, L.L.C. (“PCA GP”), PP IV (AIV) LED, LLC (“PPAIV”), Pegasus Partners IV (AIV), L.P. (“PPIVAIV”), PP IV LED, LLC (“PPLED”), Pegasus Partners IV, L.P. (“PPIV”), LSGC Holdings LLC (“LSGC Holdings”), LSGC Holdings II LLC (“LSGC Holdings II”), LSGC Holdings III LLC (“LSGC Holdings III”), LSGC Holdings IIIa, LLC (formerly RW LSG Holdings, LLC) (“LSGC Holdings IIIa”), PCA LSG Holdings, LLC (“PCA Holdings”), Pegasus Investors IV, L.P. (“PIIV”), Pegasus Capital Partners IV, L.P. (“PCPIV”), Pegasus Investors IV GP, L.L.C. (“PIGP”), Pegasus Partners V, L.P. (“PPV”), Pegasus Investors V, L.P. (“PIV”), Pegasus Capital Partners V, L.P. (“PCPV”), Pegasus Investors V (GP), LLC (“PIVGP”), Pegasus Capital, LLC (“PCLLC”), and Craig Cogut (“Mr. Cogut”) with the Securities and Exchange Commission (the “SEC”), as the case may be, on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008, Amendment No. 2 filed on May 1, 2008, Amendment No. 3 filed on July 30, 2008, Amendment No. 4 filed on January 12, 2009, Amendment No. 5 filed on February 20, 2009, Amendment No. 6 filed on May 22, 2009, Amendment No. 7 filed on August 17, 2009, Amendment No. 8 filed on September 1, 2009, Amendment No. 9 filed on March 8, 2010, Amendment No. 10 filed on March 24, 2010, Amendment No. 11 filed on April 28, 2010, Amendment No. 12 filed on May 14, 2010, Amendment No. 13 filed on July 2, 2010, Amendment No. 14 filed on July 16, 2010, Amendment No. 15 filed on November 5, 2010, Amendment No. 16 filed on December 28, 2010, Amendment No. 17 filed on February 2, 2011, Amendment No. 18 filed on February 18, 2011, Amendment No. 19 filed on May 26, 2011, Amendment No. 20 filed on December 13, 2011, Amendment No. 21 filed on December 23, 2011, Amendment No. 22 filed on January 30, 2012, Amendment No. 23 filed on April 4, 2012, Amendment No. 24 filed on April 24, 2012, Amendment No. 25 filed on May 31, 2012, Amendment No. 26 filed on October 1, 2012, Amendment No. 27 filed on September 17, 2013, Amendment No. 28 filed on December 5, 2013, Amendment No. 29 filed on January 8, 2014, Amendment No. 30 filed on January 15, 2014, Amendment No. 31 filed on February 12, 2014, Amendment No. 32 filed on February 21, 2014, Amendment No. 33 filed on April 7, 2014, Amendment No. 34 filed on June 23, 2014, Amendment No. 35 filed on August 4, 2014, Amendment No. 36 filed on August 20, 2014, Amendment No. 37 filed on September 5, 2014, Amendment No. 38 filed on November 25, 2014, Amendment No. 39 filed on February 26, 2015, Amendment No. 40 filed on June 4, 2015, Amendment No. 41 filed on September 18, 2015, Amendment No. 42 filed on December 24, 2015, Amendment No. 43 filed on February 26, 2016, Amendment No. 44 filed on May 27, 2016, Amendment No. 45 filed on July 28, 2016, Amendment No. 46 filed on November 30, 2016 and Amendment No. 47 filed on February 2, 2017.

Except as specifically provided herein, this Amendment No. 48 supplements, but does not modify, any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 2.	Identity and Background

Item 2 of Schedule 13D is hereby replaced as follows:

(a)	The Reporting Persons are:

1.	LED Holdings, LLC

2.	PP IV (AIV) LED, LLC

3.	Pegasus Partners IV (AIV), L.P.

4.	PP IV LED, LLC

5.	Pegasus Partners IV, L.P.

6.	LSGC Holdings LLC

7.	LSGC Holdings II LLC

8.	LSGC Holdings III LLC

9.	LSGC Holdings IIIa, LLC (formerly RW LSG Holdings, LLC)

10.	PCA LSG Holdings, LLC

11.	Pegasus Investors IV, L.P.

12.	Pegasus Capital Partners IV, L.P.

13.	Pegasus Investors IV GP, L.L.C.

14.	Pegasus Partners V, L.P.

15.	Pegasus Investors V, L.P.

16.	Pegasus Capital Partners V, L.P.

17.	Pegasus Investors V (GP), L.L.C.

18.	Pegasus Capital, LLC

19.	Craig Cogut

(b)	The business address of each of the Reporting Persons is:

c/o Pegasus Capital Advisors, L.P.

99 River Road

Cos Cob, CT 06807

(c)	Each of the Reporting Persons is engaged in the business of investment.

(d)	The Reporting Persons (and the persons listed in Appendix A) have not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Except as set forth below, the Reporting Persons (and the persons listed in Appendix A) have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws:

As disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on September 3, 2014, the Issuer is, together with several of its affiliates and equity holders and certain other persons, including PCA, a defendant in securities litigation (the “Geveran Case”) brought by Geveran Investments Limited (“Geveran”), and on August 28, 2014, an Order Granting Plaintiff’s Motion for Partial Summary Judgment Under its First Cause of Action for Violation of the Florida Securities and Investment Protection Act (the “August 28 Order”) was granted by the Circuit Court of the Ninth Judicial Circuit in and for Orange County, Florida (the “Circuit Court”). The August 28 Order was entered on November 30, 2015, awarding Geveran, jointly and severally against each of the defendants, $25,000,000 as recessionary damages, prejudgment interest in the amount of $6,752,280, reasonable attorneys’ fees in the amount of $4,456,787.40 and taxable costs in the amount of $469,061.93, for a total recovery of approximately $36,678,129.33.

The Issuer stated in its Form 8-K filed with the SEC on September 3, 2014, that it believes that the Circuit Court’s partial summary judgment ruling in favor of Geveran was erroneous and that it intends to appeal it to the Florida Fifth District Court of Appeals. The Circuit Court has issued a temporary stay of the execution of the judgment to allow the defendants sufficient time to perfect an appeal seeking review of the August 28 Order. On December 7, 2015, the Issuer posted an appeal bond in support of its appeal of the August 28 Order.

(f)	The Citizenship of the Reporting Persons is as follows:

1.	LED Holdings, LLC – Delaware

2.	PP IV (AIV) LED, LLC – Delaware

3.	Pegasus Partners IV (AIV), L.P. – Delaware

4.	PP IV LED, LLC – Delaware

5.	Pegasus Partners IV, L.P. – Delaware

6.	LSGC Holdings LLC – Delaware

7.	LSGC Holdings II LLC – Delaware

8.	LSGC Holdings III LLC – Delaware

9.	LSGC Holdings IIIa, LLC (formerly RW LSG Holdings, LLC) – Delaware

10.	PCA LSG Holdings, LLC – Delaware

11.	Pegasus Investors IV, L.P. – Delaware

12.	Pegasus Capital Partners IV, L.P. – Delaware

13.	Pegasus Investors IV GP, L.L.C. – Delaware

14.	Pegasus Partners V, L.P. – Delaware

15.	Pegasus Investors V, L.P. – Delaware

16.	Pegasus Capital Partners V, L.P. – Delaware

17.	Pegasus Investors V (GP), L.L.C. – Delaware

18.	Pegasus Capital, LLC – Delaware

19.	Craig Cogut – United States

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is supplemented as follows:

Preferred Stock Subscription Agreement

On February 3, 2017, the Issuer issued and sold 7,000 units of its securities (“Series J Securities”) to LSGC Holdings III for $1,000 per Series J Security, or aggregate consideration of $7,000,000. Each Series J Security consists of (a) one share of Series J Convertible Preferred Stock of the Issuer, par value $0.001 per share (“Series J Preferred Stock”), and (b) a warrant to purchase 2,650 shares of common stock of the Issuer, par value $0.001 per share (the “Common Stock”), at an exercise price of $0.001 per share (a “Warrant”), subject to certain adjustments pursuant to the terms and conditions set forth in the Warrant Agreement, dated as of February 3, 2017, by and among the Issuer and LSGC Holdings III. The Issuer issued the Series J Securities pursuant to the Series J Preferred Stock Subscription Agreement, dated as of January 27, 2017 (the “Subscription Agreement”) by and among the Issuer and LSGC Holdings III.

Each share of Series J Preferred Stock is convertible at any time, at the election of the holder thereof, into the number of shares of Common Stock equal to the quotient obtained by dividing (a) $1,000 by (b) the $0.95 conversion price of the Series J Preferred Stock, subject to certain anti-dilution adjustments in accordance with the terms set forth in the Amended and Restated Certificate of Designation of the Series J Preferred Stock (as amended from time to time, the “Series J Preferred COD”). The Series J Preferred Stock has no expiration date. The designations, powers, rights and preferences of the Series J Preferred Stock are governed by the Series J Preferred COD, which was filed as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 20, 2014.

The Warrants contain substantially the same terms as the warrants issued to PCA Holdings on January 3, 2014, a copy of which was filed as Exhibit 4.5 to the Issuer’s Form 8-K filed with the SEC on January 8, 2014. However, the Warrants expire at 11:59 p.m. Eastern Time on the earlier of: (i) February 3, 2022, (ii) the date on which the Issuer consummates a Qualified Public Offering (as defined in the Warrants), or (iii) the date of any Change of Control (as defined in the Warrants). As a result of their relationships with directors of the Issuer, LSGC Holdings III and its affiliates have been recognized as directors by deputization of the Issuer, and the Issuer’s Board of Directors approved the Subscription Agreement in advance of the acquisitions from the Issuer pursuant to that agreement.

A copy of the Subscription Agreement was filed with the SEC as Exhibit 10.1 to the Issuer’s Form 8-K filed on February 2, 2017, and is incorporated by reference into this Item 4 in Amendment No. 48 to this Schedule 13D.

Exercise of Membership Interest Purchase Option

On February 3, 2017, LSGC Holdings III exercised its right to purchase (i) all of the outstanding membership interests of LSGC Holdings IIIa for an aggregate amount equal to $9,000,000, (ii) 554,221 shares of Common Stock of the Issuer for an aggregate amount equal to $90,000, and (iii) a warrant to purchase an aggregate of 12,664,760 shares of Common Stock (the “Special Warrant”) from RW LSG Management for no additional consideration, in each case that was previously granted to LSGC Holdings III pursuant to the Membership Interest Purchase Option (the “Membership Interest Purchase Option”), dated as of September 11, 2015, by and among Riverwood Capital Partners L.P. (“Riverwood”), LSGC Holdings III, LSGC Holdings IIIa and RW LSG Management Holdings, LLC (“RW LSG Management”) (the purchase of the LSGC Holdings IIIa membership interests, the Common Stock and the Special Warrant are referred to herein as the “Option Exercise”). The Option Exercise was effected pursuant to a Purchase Option Exercise Agreement (the “Exercise Agreement”), dated as of February 3, 2017, by and among Riverwood, Holdings III, Holdings IIIa and RW LSG Management. The Exercise Agreement amended the Option Agreement by reducing the aggregate purchase price of the membership interests of Holdings IIIa from $15,000,000 to $9,000,000 and by reducing the aggregate purchase price of the 544,221 shares of Common Stock of the Issuer from $150,000 to $90,000. As a result of the amendment effected by the Exercise Agreement, the call options to acquire membership interests of Holdings IIIa and 554,221 shares of Common Stock of the Issuer were both deemed to be cancelled and reissued with lower exercise prices.

As a result of the Option Exercise, LSGC Holdings IIIa became a direct, wholly-owned subsidiary of LSGC Holdings III. LSGC Holdings IIIa currently holds 45,000 shares of the Issuer’s Series H Preferred Stock.

The designations, powers, rights, and preferences of the Series H Preferred Stock are governed by the Amended and Restated Certificate of Designation of the Series H Convertible Preferred Stock (the “Series H Preferred COD”), which was filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 20, 2014. The exercise price of the Special Warrant will be determined at the date of exercise and shall be equal to the difference obtained by subtracting (a) the fair market value for each share of Common Stock on the day immediately preceding the date of exercise and (b) the quotient obtained by dividing (i) 5% of the amount by which the fully diluted value of the Issuer exceeds $523,905,541.61 (as adjusted for capital raises and other events in accordance with the terms of the Special Warrant) by (ii) the number of Warrant Shares (as defined in the Special Warrant); provided, however, that for so long as the fully diluted equity value of the Issuer is less than or equal to $523,905,541.61 (as adjusted for capital raises and other events in accordance with the terms of the Special Warrant) the Special Warrant shall be deemed to be of no value and is unexerciseable. The Special Warrant also provides for certain anti-dilution adjustments. The Special Warrant, if unexercised, expires on May 25, 2022.

Equity Purchase Agreement (VantagePoint)

In connection with the Option Exercise, in accordance with the terms of the Membership Interest Purchase Option, LSGC Holdings III made an offer to VantagePoint Venture Partners 2006 (Q), L.P. (“VantagePoint Venture”) and VantagePoint CleanTech Partners II, L.P. (“VantagePoint CleanTech” and, together with its affiliates and VantagePoint Venture and its affiliates, “VantagePoint”), to purchase an aggregate of 5,000 shares of Series H Preferred Stock for a purchase price equal to

$200.00 per share, plus the transfer to LSGC Holdings III of warrants held by VantagePoint exercisable for an aggregate of 1,809,250 shares of Common Stock (the “VantagePoint Warrants”). LSGC Holdings III’s offer was accepted, and pursuant to an Equity Purchase Agreement, dated as of February 3, 2017, by and among LSGC Holdings III, VantagePoint Venture and VantagePoint CleanTech, LSGC Holdings III purchased 3,333 shares of Series H Preferred Stock from VantagePoint Venture and 1,667 shares of Series H Preferred Stock from VantagePoint CleanTech, in each case for a purchase price equal to $200.00 per share, and LSGC Holdings III received the VantagePoint Warrants for no additional consideration. The VantagePoint Warrants have the same terms as the Special Warrant.

Equity Purchase Agreement (Portman Limited)

Pursuant to an Equity Purchase Agreement, dated as of February 3, 2017, by and among the Issuer, LSGC Holdings III and Portman Limited, LSGC Holdings III purchased 24,500 shares of Series H Preferred Stock from Portman Limited for a purchase price equal to $200.00 per share. In connection with this purchase, Portman Limited also cancelled warrants exercisable for an aggregate of 4,000,000 shares of Common Stock.

Equity Purchase Agreement (Cleantech Europe A)

Pursuant to an Equity Purchase Agreement, dated as of February 3, 2017, by and among the Issuer, LSGC Holdings III, Cleantech Europe II (A) LP (“Cleantech Europe A”) and Serengeti Opportunities MM L.P., LSGC Holdings III purchased 15,862 shares of Series H Preferred Stock from Cleantech Europe A for a purchase price equal to $200.00 per share. In connection with this purchase, Cleantech Europe A also cancelled warrants exercisable for an aggregate of 3,406,041 shares of Common Stock (the “Cleantech Europe A Warrant Cancellations”).

Equity Purchase Agreement (Cleantech Europe B)

Pursuant to an Equity Purchase Agreement, dated as of February 3, 2017, by and among the Issuer, LSGC Holdings III and Cleantech Europe II (B) LP (“Cleantech Europe B”), LSGC Holdings III purchased 3,638 shares of Series H Preferred Stock from Cleantech Europe B for a purchase price equal to $200.00 per share. In connection with this purchase, Cleantech Europe B also cancelled warrants exercisable for an aggregate of 593,959 shares of Common Stock (the “Cleantech Europe B Warrant Cancellations”).

Commitment Agreement

As a result of the Cleantech Europe A Warrant Cancellations and the Cleantech Europe B Cancellations, PPIV’s obligation to sell a corresponding number of shares of Common Stock to the Issuer pursuant to the Commitment Agreement, dated as of September 25, 2012, by and between PPIV and the Issuer, expired.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons and/or their affiliates may acquire additional securities of the Issuer, including but not limited to Common Stock, existing preferred securities or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to its investment decision. Also, the Reporting Persons and/or their affiliates have had and will continue to have discussions with management regarding the operations of the Issuer and matters of mutual interest, which could include the items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein and/or in previous amendments to this Schedule 13D, as the case may be, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) (b) Items 7 through 11 and 13 of each of the cover pages of this amended Schedule 13D are incorporated herein by reference. Such information is based on 217,787,020 shares of Common Stock outstanding as of January 24, 2017, according to information provided by the Issuer.

(c) The disclosure in Item 4 is incorporated by reference herein. Except as set forth herein and/or in our previously filed amendments to Schedule 13D, as the case may be, there have been no other transactions in the class of securities reported on that were effected within the past 60 days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(f) of this amendment to this Schedule 13D is incorporated by reference herein.

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of Schedule 13D is supplemented as follows:

The disclosure in Item 4 is incorporated by reference herein.

Item 7.	Material to be filed as Exhibits

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D, dated February 9, 2017, by and among the Reporting Persons.

99.2	Series J Preferred Stock Subscription Agreement, dated January 27, 2017, by and among Lighting Science Group Corporation and LSGC Holdings III LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 2, 2017).

99.3	Membership Interest Purchase Option, dated September 11, 2015, by and between Riverwood Capital Partners, L.P., LSGC Holdings III LLC, RW LSG Holdings, LLC, and RW LSG Management Holdings, LLC (incorporated by reference to Amendment No. 41 to the Schedule 13D filed with the SEC on September 18, 2015, by the Reporting Persons in respect of the Issuer’s Common Stock).

99.4	Purchase Option Exercise Agreement, dated February 3, 2017, by and between Riverwood Capital Partners, L.P., LSGC Holdings III LLC, RW LSG Holdings, LLC, and RW LSG Management Holdings, LLC.

99.5	Equity Purchase Agreement, dated February 3, 2017, by and among LSGC Holdings III, LLC, VantagePoint Venture Partners 2006 (Q), L.P. and VantagePoint CleanTech Partners II, L.P.

99.6	Equity Purchase Agreement, dated February 3, 2017, by and among LSGC Holdings III, LLC, Portman Limited and Lighting Science Group Corporation.

99.7	Equity Purchase Agreement, dated February 3, 2017, by and among LSGC Holdings III, Cleantech Europe II (A) LP, Serengeti Opportunities MM L.P. and Lighting Science Group Corporation.

99.8	Equity Purchase Agreement, dated February 3, 2017, by and between LSGC Holdings III, Cleantech Europe II (B) LP and Lighting Science Group Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2017

LED HOLDINGS, LLC

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Manager

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS PARTNERS IV (AIV), L.P.

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PP IV LED, LLC

By:	Pegasus Partners IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, L.P.
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

LSGC HOLDINGS LLC

By:	Pegasus Partners IV, L.P.,
its managing member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

LSGC HOLDINGS II LLC

By:	Pegasus Partners IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

LSGC HOLDINGS III LLC

By:	Pegasus Partners V, L.P.,
its sole member

By:	Pegasus Investors V, L.P.,
its general partner

By:	Pegasus Investors V (GP), L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

LSGC HOLDINGS IIIA, LLC

By:	LSGC Holdings III LLC
its sole member

By:	Pegasus Partners V, L.P.,
its sole member

By:	Pegasus Investors V, L.P.,
its general partner

By:	Pegasus Investors V (GP), L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PCA LSG HOLDINGS, LLC

By:	Pegasus Capital, LLC,
its managing member

By:	/s/ Craig Cogut
Name:	Craig Cogut
Title:	President & Managing Member

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS CAPITAL PARTNERS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS PARTNERS V, L.P.

By:	Pegasus Investors V, L.P.,
its general partner

By:	Pegasus Investors V (GP), L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS INVESTORS V, L.P.

By:	Pegasus Investors V (GP), L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS CAPITAL PARTNERS V, L.P.

By:	Pegasus Investors V (GP), L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS INVESTORS V (GP), L.L.C.

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut
Name:	Craig Cogut
Title:	President & Managing Member

/s/ Craig Cogut
CRAIG COGUT

Appendix A

BOARD OF MANAGERS OF LED HOLDINGS, LLC

Name	Position	Address
Richard Davis	Manager	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

Daniel Stencel	Manager	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

EXECUTIVE OFFICERS OF PP IV (AIV) LED, LLC

Name	Position	Address
Richard Davis	President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

Daniel Stencel	Vice President and Treasurer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

GENERAL PARTNER OF PEGASUS PARTNERS IV (AIV), L.P.

Name	Position	Address
Pegasus Investors IV, L.P.	General Partner	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

EXECUTIVE OFFICERS OF PP IV LED, LLC

Name	Position	Address
Richard Davis	President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

Daniel Stencel	Vice President and Treasurer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

GENERAL PARTNER OF PEGASUS PARTNERS IV, L.P.

Name	Position	Address
Pegasus Investors IV, L.P.	General Partner	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER OF LSGC HOLDINGS LLC

Name	Position	Address
Pegasus Partners IV, L.P.	Managing Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER OF LSGC HOLDINGS II LLC

Name	Position	Address
Pegasus Partners IV, L.P.	Managing Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

GENERAL PARTNER OF PEGASUS INVESTORS IV, L.P.

Name	Position	Address
Pegasus Investors IV GP, L.L.C.	General Partner	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

GENERAL PARTNER OF PEGASUS CAPITAL PARTNERS IV, L.P.

Name	Position	Address
Pegasus Investors IV GP, L.L.C.	General Partner	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER AND EXECUTIVE OFFICERS OF PEGASUS INVESTORS IV GP, L.L.C.

Name	Position	Address
Pegasus Capital, LLC	Managing Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

Craig Cogut	President and Chairman	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

Eric Gribetz	Vice President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

Alec Machiels	Vice President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

Richard Davis	Chief Operating Officer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

Daniel Stencel	Chief Financial Officer and Treasurer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

Anne Frank-Shapiro	Chief Compliance Officer and Chief Administrative Officer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER AND EXECUTIVE OFFICER OF PEGASUS CAPITAL, LLC

Name	Position	Address
Craig Cogut	President and Managing Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER AND EXECUTIVE OFFICERS OF PCA LSG Holdings, LLC

Name	Position	Address
Pegasus Capital, LLC	Managing Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

Craig Cogut	President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

Daniel Stencel	Chief Financial Officer and Treasurer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

SOLE MEMBER OF LSGC HOLDINGS III LLC

Name	Position	Address
Pegasus Partners V, L.P.	Sole Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

SOLE MEMBER OF LSGC HOLDINGS IIIA, LLC

Name	Position	Address
LSGC Holdings III LLC	Sole Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

GENERAL PARTNER OF PEGASUS PARTNERS V, L.P.

Name	Position	Address
Pegasus Investors V, L.P.	General Partner	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

GENERAL PARTNER OF PEGASUS INVESTORS V, L.P.

Name	Position	Address
Pegasus Investors V (GP), L.L.C.	General Partner	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

GENERAL PARTNER OF PEGASUS CAPITAL PARTNERS V, L.P.

Name	Position	Address
Pegasus Investors V (GP), L.L.C.	General Partner	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER AND EXECUTIVE OFFICERS OF PEGASUS INVESTORS V (GP), L.L.C.

Name	Position	Address
Pegasus Capital, LLC	Managing Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

Craig Cogut	President and Chairman	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

Eric Gribetz	Vice President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

Alec Machiels	Vice President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

Richard Davis	Chief Operating Officer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

Daniel Stencel	Chief Financial Officer and Treasurer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

Anne Frank-Shapiro	Chief Compliance Officer and Chief Administrative Officer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807